SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended 15 August 2006


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------






August 15, 2006


                   BP ALTERNATIVE ENERGY BUYS US WIND COMPANY


BP announced today that it has purchased Greenlight Energy, Inc., a US-based developer of wind power generation projects. The purchase will allow BP to accelerate its plans to develop a leading wind power business in North America.

BP has acquired all the shares of Greenlight Energy for a consideration of some $98 million, excluding working capital and tax adjustments.

Greenlight is a developer of large-scale wind energy projects across the USA. Founded in 2000 and based in Charlottesville, Virginia, the company has a portfolio of some 39 mature and early stage development projects across the USA with a potential total power generating capacity of 6.5GW. This portfolio contains a number of projects which BP expects to be able to develop over the next five years.

The purchase will further accelerate the rapid growth of BP's US wind power business, a key part of BP Alternative Energy, the company's low-carbon power generation business. In July, BP Alternative Energy announced it had reached agreement with the wind project developer and turbine manufacturer Clipper Windpower to acquire a 50 per cent stake in a 2GW wind development portfolio in the USA as well as an agreement for the supply of turbines with a generating capacity of up to 2.25GW over the next five years.

"This purchase gives BP Alternative Energy immediate access to a large number of high quality wind development projects across the country, including a number of projects we expect to be able to develop over the next few years," said Steve Westwell, chief executive of BP Alternative Energy. "We look forward to working closely with the Greenlight team, who have built the company over the past six years."

"Greenlight went through a rigorous process to find a strategic partner that would enable the company to accelerate the development of projects in our pipeline," said Matthew Hantzmon, Managing Director of Greenlight Energy. "The strategic mandate of BP Alternative Energy is a perfect fit to scale up our business and enable the build-out of Greenlight's portfolio."


Notes to editors:

- Greenlight Energy is a developer of large wind energy projects in the United States. The company's portfolio is comprised of large scale projects, spread widely across the USA. The company's strategy has been to invest in new projects at the earliest possible stage and to advance them through to successful construction and operation. It has successfully developed and sold individual development projects to larger industry players.

- BP Alternative Energy, launched in November 2005, combines all of BP's interests in zero- and low-carbon power generation: wind, solar, hydrogen power projects and gas-fired power generation. BP expects to rapidly grow BP Alternative Energy to become a material contributor to the company's performance and anticipates investing up to $8 billion in the businesses over the next ten years.


Further information:

Sarah Howell, BP Washington DC: +1 202 457 6603
David Nicholas, BP London: +44 20 7496 4708


                                    - ENDS -





                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                          BP p.l.c.
                                                        (Registrant)


Dated: 15 August 2006                             /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary